UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2*)



                         Frontier Insurance Group, Inc.
         --------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
         --------------------------------------------------------------
                         (Title of Class of Securities)



                                   359081 10 6
                     ---------------------------------------
                                 (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 359081 10 6        13G                 Page 2 of 5 Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Denver Investment Advisors LLC
   I.R.S. Identification Number: 84-1284659
-----------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (a) [ ]
   (b) [ ]
-----------------------------------------------------------------

3  SEC USE ONLY
-----------------------------------------------------------------

4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Colorado
-----------------------------------------------------------------
               5  SOLE VOTING POWER:                 1,320,242
               --------------------------------------------------
   NUMBER OF
    SHARES     6  SHARED VOTING POWER:               None
 BENEFICIALLY  --------------------------------------------------
   OWNED BY
   REPORTING   7  SOLE DISPOSITIVE POWER:            1,961,528
    PERSON     --------------------------------------------------
     WITH
               8  SHARED DISPOSITIVE POWER:          23,430
-----------------------------------------------------------------

 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

    1,984,958
-----------------------------------------------------------------

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES
-----------------------------------------------------------------

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    5.8%
-----------------------------------------------------------------

12  TYPE OF REPORTING PERSON

    IA
-----------------------------------------------------------------

CUSIP NO.: 359081 10 6       13G                 Page 3 of 5 Pages

ITEM 1.
  (a)  NAME OF ISSUER:

       Frontier Insurance Group, Inc.

  (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

       195 Lake Louise Marie Road
       Rock Hill, NY 12775-8000

ITEM 2.
  (a)  NAME OF PERSON FILING:

       Denver Investment Advisors LLC

  (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

       1225 17th Street, 26th Floor
       Denver, Colorado 80202

  (c)  Citizenship:

       Colorado

  (d)  Title of Class of Securities:

       Common Stock, $.01 par value

  (e)  CUSIP Number:

       359081 10 6

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

  (a) [ ] Broker or Dealer registered under Section 15 of the
          Act

  (b) [ ] Bank as defined in section 3(a)(6) of the Act

  (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act

  (d) [ ] Investment Company registered under section 8 of the Investment Company Act

  (e) [X] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

CUSIP NO.: 359081 10 6       13G                 Page 4 of 5 Pages

  (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

  (g) [ ] Parent   Holding    Company,    in   accordance   with   Section
          240.13d-1(b)(ii)(G) (Note: See Item 7)

  (h) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

ITEM 4.  OWNERSHIP

         For Denver Investment Advisors LLC ("DIA"), the following sets forth the amount of shares beneficially owned, the percent of class owned as of December 31, 1997, the number of shares to which DIA has the sole power and the shared power to vote or to direct the vote of the shares, and the number of shares to which DIA has the sole power and the shared power to dispose or to direct the disposition of the shares:

  (a)  Amount Beneficially Owned: 1,984,958

  (b)  Percent of Class: 5.8%

  (c) Number of shares as to which DIA has:

         (i)  sole power to vote or to direct the vote:

              1,9320,242

        (ii) shared power to vote or to direct the vote:

              None

       (iii)  sole power to dispose or to direct the disposition of:

              1,961,528

        (iv)  shared power to dispose or to direct the disposition of:

              23,430

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         This item is not applicable.

CUSIP NO.: 359081 10 6       13G                 Page 5 of 5 Pages

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
         ANOTHER PERSON.

        Various persons other than DIA have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of the Issuer.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
         WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
         PARENT HOLDING COMPANY.

         This item is not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
         GROUP.

         This item is not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         This item is not applicable.

ITEM 10.  CERTIFICATION.

          By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 1998     DENVER INVESTMENT ADVISORS LLC

                                  /s/ Kenneth V. Penland
                              By:_____________________________
                                  Kenneth V. Penland
                                   Chairman